Consolidated Financial Statements
(Expressed in Canadian dollars)

ENVOY COMMUNICATIONS GROUP INC.

Years ended September 30, 2001, 2000 and 1999




Auditors' Report to the shareholders

We have audited the consolidated balance sheets of Envoy Communications Group Inc. as at September 30, 2001 and 2000 and the consolidated statements of operations, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended September 30, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended September 30, 1999, we conducted out audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2001 in accordance with Canadian generally accepted accounting principles.


KPMG
Chartered Accountants
Toronto, Canada
November 23, 2001



ENVOY COMMUNICATIONS GROUP INC.
Consolidated Balance Sheets
(In Canadian dollars)

September 30, 2001 and 2000
                                                    2001                  2000
------------------------------------------------------------------------------

Assets

Current assets:
  Cash                                      $ 21,781,809           $ 7,105,418
  Restricted cash (note 4)                       158,500               456,462
  Accounts receivable (note 3)                26,940,137            34,234,974
  Income taxes recoverable                       230,389                     -
  Future income taxes                            712,000                     -
  Prepaid expenses                             1,315,009             1,540,159
  ----------------------------------------------------------------------------
                                              51,137,844            43,337,013

Restricted cash (note 4)                               -               375,875
Capital assets (note 6)                       11,533,736            10,448,625
Goodwill and other assets (note 7)            50,356,502            47,179,760
Future income taxes                              822,156               966,715
------------------------------------------------------------------------------
                                           $ 113,850,238         $ 102,307,988
------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Accounts payable and accrued liabilities  $ 38,728,210          $ 24,247,075
  Income taxes payable                                 -             1,190,313
  Deferred revenue                               300,071             1,044,873
  Amounts collected in excess of
    pass-through costs incurred                1,574,407             2,307,047
  Current portion of long-term debt (note 8)  10,965,089             2,848,430
  ----------------------------------------------------------------------------
                                              51,567,777            31,637,738

Long-term debt (note 8)                          963,076             7,983,449

Shareholders' equity:
  Share capital (note 9)                      54,883,305            54,597,762
  Retained earnings                            5,603,200             8,403,367
  Cumulative translation adjustment              832,880             (314,328)
  ----------------------------------------------------------------------------
                                              61,319,385            62,686,801

Subsequent events (note 2(f))
Commitments (note 12)
Contingencies (note 2)
Reconciliation to United States
accounting principles (note 15)
------------------------------------------------------------------------------
                                           $ 113,850,238         $ 102,307,988
------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.
On behalf of the Board:

-------------------------------    Director



-------------------------------    Director




ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Operations
(In Canadian dollars)

Years ended September 30, 2001, 2000 and 1999


                                            2001           2000           1999
------------------------------------------------------------------------------
Net revenue                         $ 80,792,381   $ 58,606,235   $ 41,787,125

Operating expenses:
   Salaries and benefits              53,653,694     35,132,814     25,710,153
   General and administrative         15,380,269     10,769,853      6,918,465
   Occupancy costs                     4,754,875      2,552,854      1,878,090
------------------------------------------------------------------------------
                                      73,788,838     48,455,521     34,506,708
------------------------------------------------------------------------------

Earnings before depreciation,
  interest expense, income taxes
  and goodwill amortization            7,003,543     10,150,714      7,280,417

Depreciation                           2,866,679      1,986,691      1,444,110

Interest expense                         743,600        407,473        346,515
------------------------------------------------------------------------------

Earnings before income taxes, goodwill
 amortization and unusual items        3,393,264      7,756,550      5,489,792

Unusual items (note 11)                1,917,334              -              -
------------------------------------------------------------------------------

Earnings before income taxes and
  goodwill amortization                1,475,930      7,756,550      5,489,792

Income tax expense, excluding
  the undernoted (note 10)             1,259,731      3,252,354      2,002,995

Impact of tax rate changes
  (note 10)                              100,000              -              -
------------------------------------------------------------------------------

Earnings before
  goodwill amortization                  116,199      4,504,196      3,486,797

Goodwill amortization, net of income
  tax recovery of $24,000
  (2000 - $24,000; 1999 - $11,000)     3,011,571      1,593,769        610,034
------------------------------------------------------------------------------
Net earnings (loss)                 $ (2,895,372)   $ 2,910,427    $ 2,876,763
------------------------------------------------------------------------------

Net earnings (loss) per share (note 9(g)):
   Basic                                 $ (0.14)        $ 0.15         $ 0.20
   Fully diluted                           (0.14)          0.15           0.20
Earnings per share before goodwill
  amortization:
   Basic                                    0.01           0.24           0.24
   Fully diluted                            0.01           0.24           0.24
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Retained Earnings
(In Canadian dollars)

Years ended September 30, 2001, 2000 and 1999

                                            2001           2000           1999
------------------------------------------------------------------------------
Retained earnings,
  beginning of year                  $ 8,403,367    $ 5,492,940    $ 2,682,142

Gain (loss) on redemption of shares
  (note 9(d) and (f))                     95,205              -        (65,965)

Net earnings (loss)                   (2,895,372)     2,910,427      2,876,763

------------------------------------------------------------------------------
Retained earnings, end of year       $ 5,603,200    $ 8,403,367     $5,492,940
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




ENVOY COMMUNICATIONS GROUP INC.
Consolidated Statements of Cash Flows
(In Canadian dollars)

Years ended September 30, 2001, 2000 and 1999

                                            2001           2000           1999
------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings (loss)              $ (2,895,372)   $ 2,910,427    $ 2,876,763
   Items not involving cash:
      Future income taxes               (567,441)      (285,344)        76,000
      Depreciation                     2,866,679      1,986,691      1,444,110
      Goodwill amortization            3,035,571      1,617,769        621,034
      Amortization of deferred
        financing charges                 65,936          9,990              -
   Net change in non-cash working
     capital balances:
      Restricted cash                    297,962              -              -
      Accounts receivable              7,389,275      1,823,856     (1,395,987)
      Prepaid expenses                  (174,654)       124,424       (397,950)
      Accounts payable and
        accrued liabilities           12,440,922    (10,519,909)       229,132
      Income taxes payable            (1,145,133)      (787,622)     1,794,028
      Deferred revenue                  (758,380)     1,044,873              -
      Amounts collected in excess of
        pass-through costs incurred     (777,930)       518,410     (3,656,333)
      Other                              159,003       (126,812)        46,284
   ---------------------------------------------------------------------------
   Net cash provided by (used in)
     operating activities             19,936,438     (1,683,247)     1,637,081


Cash flows from financing activities:
   Long-term debt                      8,137,183      5,198,442      5,000,000
   Long-term debt repayments          (8,097,536)    (5,497,140)    (1,410,467)
   Issuance of common shares for cash    383,670     10,939,807      1,361,172
   Redemption of common shares        (1,295,475)             -        (65,965)
   Reduction (increase) in
     restricted cash                     394,625       (277,330)       187,718
   Net proceeds from special warrant issue     -              -     16,192,731
   Other                                 190,143              -              -
   ---------------------------------------------------------------------------
   Net cash provided by (used in)
     financing activities                (287,390)   10,363,779     21,265,189



Cash flows from investing activities:
   Acquisition of subsidiaries, net of cash
     acquired (bank indebtedness assumed)
     of $214,179 (2000 - $(941,385);
     1999 - $5,919,627)               (1,669,168)   (14,640,994)    (8,416,977)
   Purchase of capital assets         (3,756,134)    (2,428,228)    (2,017,796)
   Increase in other assets                    -        (67,356)       (20,000)
   ---------------------------------------------------------------------------
   Net cash used in
     investing activities             (5,425,302)   (17,136,578)   (10,454,773)

Change in cash balance due to
  foreign exchange                       452,645        261,010       (267,201)
------------------------------------------------------------------------------
Increase (decrease) in cash           14,676,391     (8,195,036)    12,180,296

Cash, beginning of year                7,105,418     15,300,454      3,120,158
------------------------------------------------------------------------------
Cash, end of year                   $ 21,781,809    $ 7,105,418   $ 15,300,454
------------------------------------------------------------------------------

Cash flow from operations per share
  (note 9(g)):
     Basic                                $ 0.12         $ 0.33         $ 0.34
     Fully diluted                          0.12           0.33           0.34
------------------------------------------------------------------------------
Supplemental cash flow information:
   Interest paid                       $ 704,604      $ 407,474      $ 334,229
   Income taxes paid                   3,407,801      3,489,185         68,774
------------------------------------------------------------------------------
Supplemental disclosure of non-cash
  transactions:
     Shares issued for non-cash
       consideration                 $ 3,908,156    $ 6,850,311    $ 3,691,800
------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.




ENVOY COMMUNICATIONS GROUP INC.
Notes to Consolidated Financial Statements
(In Canadian dollars)

Years ended September 30, 2001, 2000 and 1999

The Company, continued under the Business Corporations Act (Ontario), with operations in the United States, the United Kingdom, Continental Europe and Canada, provides integrated marketing and communication services. The core disciplines are: advertising, branding and digital professional services, which include strategy, creative design and technology infrastructure services necessary to build and maintain successful e-businesses.


1. Significant accounting policies:


(a) Basis of presentation:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 15.

    Certain of the comparative figures have been reclassified to conform with the current year's financial statement presentation.


(b) Principles of consolidation:

    The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

    Significant subsidiaries are as follows:

                                                 % of          Jurisdiction of
    Company                                 ownership            incorporation
    --------------------------------------------------------------------------
    Communique Incentives Inc.                    100                  Ontario
    The Communique Group Inc.                     100                  Ontario
    Promanad Communications Inc.                  100                  Ontario
    Hampel Stefanides, Inc.                       100                 Delaware
    Devlin Multimedia Inc.                        100                  Ontario
    Watt International Inc.                       100                  Ontario
    Sage Information Consultants Inc.             100                  Ontario
    Gilchrist Brothers Limited                    100           United Kingdom
    International Design Group                    100                  Ontario
    John Street Inc.                               70                  Ontario
    --------------------------------------------------------------------------


    Effective October 1, 2000, Promanad Communications Inc. was amalgamated with The Communique Group Inc.

    Effective July 2001, the Company established John Street Inc.


(c) Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


(d) Capital assets:

    Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

    Asset                                           Basis                 Rate
    --------------------------------------------------------------------------
    Audiovisual equipment                   Straight line          2 - 5 years
    Computer equipment and software     Declining balance            30% - 50%
    Furniture and equipment             Declining balance                  20%
    Leasehold improvements                                 Over term of leases
    ---------------------------------------------------------------------------


(e) Revenue recognition:

    The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

    (i) deferred revenue represents only fees billed and collected in advance of such fees being earned; and

    (ii) the reimbursable pass-through costs are included in unbilled accounts receivable.


    Net revenue represents the Company's compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company's agency and non-agency projects are short-term in nature.

    Fees earned for non-agency services are recognized either upon the performance of the Company's services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company's services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

    When the Company's compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either ratably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company's services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

    When the Company's compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

    Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.


(f) Goodwill:

    Goodwill, being the excess of purchase price over the fair values of net assets acquired, is initially stated at cost with amortization being provided on a straight-line basis ranging from seven to 25 years.

    Annually, the Company assesses the recoverability of the carrying value of its goodwill and the related amortization period. As part of the evaluation, the Company considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in a permanent impairment of goodwill.

    Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows. The impact of such write-downs on the amortization period is simultaneously assessed. The Company believes there has been no impairment in the value of goodwill.


(g) Foreign currency translation:

    The financial statements of the Company's foreign subsidiaries, all of which are self-sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders' equity.

    In respect of the Company's and its subsidiaries' foreign currency transactions, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year. However, unrealized gains or losses on long-term debt that is designated as a hedge of investments in foreign subsidiaries are deferred and recorded as a separate component of shareholders' equity.

    The Company used derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments are foreign exchange forward contracts, and are used only for risk management purposes and are designated as hedges of accounts receivable and future cash flows. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments designated as hedges of future cash flows are not adjusted to reflect their current market values.


(h) Income taxes:

    Effective October 1, 2000, the Company was required to adopt on a retroactive basis the new accounting standard of The Canadian Institute of Chartered Accountants ("CICA") for income taxes. Under this accounting standard, the Company is not required to restate its comparative figures for prior years.

    Under this new standard, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be received or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

    Prior to adoption of this new standard, income tax expense was determined using the deferred method. Under this method, deferred income tax expense was based on differences between the accounting and tax incomes and was measured at tax rates in effect in the year the differences originated. The benefits of tax losses were not recognized at the time they were incurred unless there was virtual certainty of realization.

    There is no cumulative effect as of October 1, 2000 of this change in accounting policy.

    As at October 1, 2000, the Company's temporary differences are principally in respect of deductible share issue costs that were recorded directly in capital stock rather than as a credit to income tax expense. As a result of the announcements by the government to introduce legislation to reduce income taxes over the next four years, the Company was required to revalue its future tax assets during the year by $100,000. Under the CICA's new accounting standards, the Company is required to record this item as an adjustment to income tax expense, notwithstanding the fact that such amounts were not previously reflected in income tax expense when recorded.


(i) Stock-based compensation:

    The Company has a stock option plan for key employees and officers. All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of the grant. The Company does not record compensation expense on the grant or modification of options under the Plan. The stock option plan is described in note 9(e).


(j) Deferred financing charges:

    The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.



2. Acquisition of subsidiaries:

(a) Effective January 1, 2001, the Company acquired 100% of the outstanding shares of The International Design Group, a Toronto-based international retail planning and design firm. Under the terms of the acquisition, the initial purchase price, which consisted of $1,090,000 in cash consideration and 61,728 common shares of the Company with a fair value of $284,332, was paid upon closing. Additional consideration may be paid over a three-year period if certain performance milestones are achieved for the 12-month periods ending December 31. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. The acquisition has been accounted for using the purchase method of accounting.

    The fair value of the net assets acquired was $1,198,684, excluding cash acquired of $214,179. The net assets acquired consisted of working capital and fixed assets. The resulting excess purchase price over the fair value of the net assets acquired of $336,382 was allocated to goodwill and is being amortized over 25 years.


(b) Effective July 1, 2000, the Company acquired 100% of the outstanding shares of Gilchrist Brothers Ltd. ("Gilchrist"), a United Kingdom-based digital imaging and design firm, in exchange for cash consideration of $3,235,798 (british pounds 1,460,000) and a $5,325,215 (british pounds
    2,402,750) non-interest bearing promissory note, repayable in semi-annual instalments over the next two years to June 30, 2002. The present value of the promissory note of $5,067,763 (british pounds 2,261,486), together with the initial cash consideration, represent the total purchase price.
    At September 30, 2001, $2,689,781 (british pounds 1,156,200) (2000 -
    $4,564,856 (british pounds 2,059,674)) is included in long-term debt
    (note 8). The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 20 years. The fair value of the net assets acquired at July 1, 2000 was as follows:


    Non-cash working capital                                      $ 1,046,094
    Capital assets                                                  2,001,319
    Long-term debt                                                 (2,165,325)
    -------------------------------------------------------------------------
    Net assets                                                        882,088

    Total consideration, including bank indebtedness assumed        8,593,970
    -------------------------------------------------------------------------
    Excess of purchase price over fair value
      of net assets acquired allocated to goodwill                $ 7,711,882
    -------------------------------------------------------------------------


(c) Effective June 1, 2000, the Company, acquired 100% of the outstanding shares of Sage Information Consultants Inc. ("Sage"), a digital professional service firm operating in the United States and Canada, in exchange for cash consideration of $6,750,000 and the issuance of 503,145 common shares of the Company with a fair value of $4,000,000.

    During 2001, the Company reached an agreement with the former owner of Sage to extend his indemnification of receivables at the acquisition date to also cover receivables arising out of contracts in progress on the date of acquisition. Under this indemnification, the Company is owed $1,714,047 as at September 30, 2001 (note 5).

    In June 2001, the Company determined that additional consideration was payable based on Sage's operating results for the twelve months ended
    May 31, 2001 and agreed to amend the terms of the purchase agreement with respect to the payment of the earnout for this period. Under the amended terms, the Company agreed to pay $1,392,154 in cash consideration, rather than the issuance of cash and shares under the original terms. The excess of the cash consideration payable over the fair value of the cash and shares otherwise issuable amounted to $362,485 and is required to be expensed under generally accepted accounting principles. As a result, only $1,029,669 of the amount payable has been recorded as additional goodwill. The Company may be required to pay additional consideration, to a maximum amount of $10,107,846 in cash and 1,358,984 common shares, based on the attainment of certain operating results over each of the next three years to May 31, 2004.

    The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 10 years. Future consideration will be accounted for as goodwill at the time it becomes payable. The fair value of the net assets acquired at June 1, 2000 was as follows:


    Non-cash working capital                                         $ 104,663
    Capital assets                                                     141,578
    Future income taxes                                                 53,000
    --------------------------------------------------------------------------
    Net assets                                                         299,241

    Total consideration, including bank indebtedness
      assumed, June 1, 2000                                         12,270,724

    Additional cash consideration                                    1,029,669
    --------------------------------------------------------------------------
    Excess of purchase price over fair value
      of net assets acquired allocated to goodwill                $ 13,001,152
    --------------------------------------------------------------------------


(d) Effective May 1, 1999, the Company acquired substantially all of the assets and the liabilities of Watt International Inc. (formerly The Watt Design Group Inc.) ("Watt"), a packaging and retail environment design business, in exchange for cash consideration of $6,700,000. Costs associated with the acquisition of $470,000 were satisfied by the issuance of 100,000 common shares of the Company with a fair value of $470,000.
    The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net assets acquired at May 1, 1999 was as follows:


    Non-cash working capital                                       $ 4,054,000
    Capital assets                                                     939,000
    --------------------------------------------------------------------------
    Net assets                                                       4,993,000

    Total consideration, less cash acquired                          7,569,000
    --------------------------------------------------------------------------
    Excess of purchase price over fair value
      of net assets acquired allocated to goodwill                 $ 2,576,000
    --------------------------------------------------------------------------


(e) Effective January 1, 1999, the Company acquired 100% of the outstanding shares of Devlin Multimedia Inc. ("Devlin"), an interactive communication services business, in exchange for initial cash consideration of $575,000 and the issuance of 225,060 common shares of the Company with a fair value of $925,000. The Company may be required to pay additional consideration, to a maximum of $4,500,000, based on Devlin's attainment of certain operating results to December 31, 2001. However, management believes the likelihood of paying this contingent consideration is remote. The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over seven years. Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.

    The fair value of the net assets acquired at January 1, 1999 was as follows:


    Non-cash working capital                                           $ 9,000
    Capital assets                                                     158,000
    Long-term debt                                                     (88,000)
    --------------------------------------------------------------------------
    Net assets                                                          79,000

    Total consideration, including bank indebtedness assumed         1,613,000
    --------------------------------------------------------------------------
    Excess of purchase price over fair value
      of net assets acquired allocated to goodwill                 $ 1,534,000
    --------------------------------------------------------------------------


(f) Effective October 1, 1998, the Company acquired 100% of the outstanding shares of Hampel Stefanides, Inc. ("Hampel Stefanides"), a full-service advertising and commercial design agency operating in the United States, in exchange for initial cash consideration of $5,587,349 (U.S. $3,649,000) and the issuance of 581,395 common shares with a fair value of $2,296,800 (U.S. $1,500,000). In September 1999, the Company recorded additional consideration of $4,134,002. The consideration was paid on November 4, 1999 by way of a cash payment of $1,703,802 and the issuance of 450,040 common shares of the Company with a fair value of $2,430,200. During fiscal 2000, additional cash consideration of $554,788 (U.S. $375,000) was paid. Additional cash consideration of $375,875 (U.S. $250,000) is included in accounts payable and accrued liabilities as at September 30, 2001 and has been included as part of total consideration.

    In September 2000, the Company determined that additional consideration was owing, in the form of cash and shares of the Company, based on Hampel Stefanides's operating results for the year ended September 30, 2000 and such amount has been recorded as at September 30, 2000. The aggregate consideration of $5,348,600 was paid on November 1, 2000 by way of a cash payment of $1,724,776, which is included in accounts payable and accrued liabilities, and the issuance of 444,641 common shares of the Company with a fair value of $3,623,824, which were included in share capital as at September 30, 2000.

    In December 2001, the Company determined that additional consideration was owing in the form of cash and shares, based on Hampel Stefanides's operating results for the year ended September 30, 2001 and such amount has been recorded as at September 30, 2001. The aggregate consideration of $2,909,150 consists of cash consideration of $1,900,929, which is included in accounts payable and accrued liabilities, and the issuance of 466,769 common shares of the Company with a fair value of $1,008,221, which are included in share capital as at September 30, 2001 as shares to be issued (note 9(a)).

    The Company may be required to pay additional consideration, to a maximum amount of $769,456 (U.S. $487,460) in cash and 258,936 common shares, based on the attainment of operating results to September 30, 2002.
    Future consideration, if any, will be accounted for as additional goodwill at the time it becomes payable.

    The acquisition has been accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years. The fair value of the net liabilities acquired on October 1, 1998 and consideration accounted for to date was as follows:


    Non-cash working capital deficiency                           $ (6,171,687)
    Capital assets                                                   1,676,664
    Restricted cash                                                    765,600
    --------------------------------------------------------------------------
    Net liabilities                                                 (3,729,423)

    Consideration, less cash acquired, September 30, 1999            7,475,961
    Additional consideration, September 30, 2000:
      Cash                                                           1,724,776
      Issuance of 444,641 common shares                              3,623,824
    Additional consideration, September 30, 2001:
      Cash                                                           1,900,929
      Issuance of 466,769 common shares                              1,008,221
    --------------------------------------------------------------------------
    Total consideration, less cash acquired, September 30, 2001     15,733,711
    --------------------------------------------------------------------------
    Purchase price and fair value of net liabilities
      acquired allocated to goodwill                              $ 19,463,134
    --------------------------------------------------------------------------


(g) Effective June 1, 1998, the Company acquired 100% of the outstanding shares of Promanad Communications Inc. ("Promanad"), a full service advertising agency, in exchange for initial cash consideration of $2,937,142 and the issuance of 119,047 common shares of the Company with a fair value of $500,000. In June 1999, the Company determined that additional cash consideration of $661,675 and the issuance of 52,514 common shares of the Company with a fair value of $367,598 was payable.

    In June 2000, the Company determined that additional consideration was payable based on Promanad's operating results for the twelve months ended May 31, 2000. The consideration was comprised of cash of $678,636 and the issuance of 53,860 common shares of the Company with a fair value of $420,108.

    This acquisition was accounted for using the purchase method of accounting and the resulting goodwill is being amortized over 25 years.

    The fair value of the net liabilities acquired at June 1, 1998 and consideration accounted for to date was as follows:


    Non-cash working capital deficiency                             $ (954,000)
    Capital assets                                                     522,000
    --------------------------------------------------------------------------
    Net liabilities                                                   (432,000)

    Consideration, net of cash acquired, September 30, 1999          3,977,415
    Additional consideration:
      Cash                                                             678,636
      Issuance of 53,860 common shares                                 420,108
    --------------------------------------------------------------------------
    Total consideration, less cash acquired                          5,076,159
    --------------------------------------------------------------------------
    Purchase price and fair value of net liabilities
      acquired allocated to goodwill                               $ 5,508,159
    --------------------------------------------------------------------------


3. Accounts receivable:

                                                      2001                2000
------------------------------------------------------------------------------
Trade receivables                             $ 20,501,517        $ 25,844,406
Accrued revenue                                    118,414           2,652,275
Unbilled pass-through costs                      6,320,206           5,738,293
------------------------------------------------------------------------------
                                              $ 26,940,137        $ 34,234,974
------------------------------------------------------------------------------


4. Restricted cash:

Restricted cash includes the following:

(a) A trust account established for Communique Incentives Inc. for customer deposits of $158,500 (2000 - $456,462).

(b) At September 30, 2000, $375,875 (U.S. $250,000) bank certificate of deposit pledged against a letter of credit for a building lease of Hampel Stefanides. There were no amounts outstanding under this letter of credit at September 30, 2001.


5. Related party transactions:

Certain management and administrative costs totalling $685,000
(2000 - $300,000; 1999 - $250,000) were incurred during the year in respect of a company controlled by a director and are recorded at the exchange amount, being the amount agreed to by the related parties. At September 30, 2001, $338,400 (2000 - nil) of such amount was unpaid and was included in accounts payable and accrued liabilities.

Included in accounts receivable as at September 30, 2001 is a net balance of $321,893 owing from the former owner of Sage in respect of indemnified receivables, net of the earnout payment owing by Envoy (note 2(c)).


6. Capital assets:

                                                  Accumulated         Net book
2001                                    Cost     depreciation            value
------------------------------------------------------------------------------
Audiovisual equipment              $ 780,919        $ 750,126         $ 30,793
Computer equipment and software   10,704,399        7,575,183        3,129,216
Furniture and equipment            3,967,088        2,714,054        1,253,034
Leasehold improvements             9,700,446        3,209,833        6,490,613
Equipment under capital leases     1,393,849          763,769          630,080
------------------------------------------------------------------------------
                                $ 26,546,701     $ 15,012,965     $ 11,533,736
------------------------------------------------------------------------------


                                                  Accumulated         Net book
2000                                    Cost     depreciation            value
------------------------------------------------------------------------------
Audiovisual equipment              $ 780,918        $ 741,376         $ 39,542
Computer equipment and software    8,860,993        6,107,275        2,753,718
Furniture and equipment            3,346,760        2,158,219        1,188,541
Leasehold improvements             7,900,367        2,314,080        5,586,287
Equipment under capital leases     1,416,437          535,900          880,537
------------------------------------------------------------------------------
                                $ 22,305,475     $ 11,856,850     $ 10,448,625
------------------------------------------------------------------------------


7. Goodwill and other assets:

                                                      2001                2000
------------------------------------------------------------------------------
Goodwill, net of accumulated amortization
  of $5,969,743 (2000 - $2,934,156)           $ 49,675,115        $ 46,707,924
Deferred financing charges, net of
  accumulated amortization of
  $70,410 (2000 - $9,990)                          634,936             192,053
Mortgage receivable                                      -             200,000
Other                                               46,451              79,783
------------------------------------------------------------------------------
                                              $ 50,356,502        $ 47,179,760
------------------------------------------------------------------------------


8. Long-term debt:

                                                      2001                2000
------------------------------------------------------------------------------
Revolving credit facility, with annual
interest rates of Canadian prime plus
0% to 0.75% or at banker's acceptance plus
0.50% to 1.00%, U.S. base plus 0% to 0.75%
or at U.S. LIBOR plus 0.50% to 1.00%
or U.K. LIBOR plus 0.50% to 1.00% (a)          $ 7,841,329                 $ -

Revolving credit facility, U.S. prime rate
plus 0.125% to 0.250% or at LIBOR plus
1.75% to 2.25% (b)                                      -            4,727,043

Non-interest bearing promissory note,
issued July 1, 2000, repayable in semi-annual
instalments over two years to
June 30, 2002 (c)                                2,689,781           4,564,856

Loan payable to landlord, 3.5% per annum,
Due July 1, 2009, repayable in monthly
Instalments of $7,665 principal and interest       625,382             694,337

Loan payable to landlord, 0.925% per annum,
due January 1, 2003, repayable in monthly
instalments of $6,728 principal and interest       100,925             180,379

Loan payable to landlord, 10% per annum,
due April 1, 2010, repayable in monthly
instalments of $5,999 principal and interest       357,016                   -

Capital lease, 12.3% over the lease period,
Repayable in quarterly instalments of
$60,129 (british pounds 25,330)
(2000 - $56,139 (british pounds 25,330))
principal and interest, due January 2003           284,507             459,731

Capital leases, 10.3% to 13.9% over the
lease period, repayable in quarterly
instalments of $14,950 (british pounds 6,426);
(2000 - $43,771 (british pounds 19,750))
principal and interest, due between
March 2002 and April 2002                           29,225             178,563

Other                                                    -              26,970
------------------------------------------------------------------------------
                                                11,928,165          10,831,879
Less current portion                            10,965,089           2,848,430
------------------------------------------------------------------------------
                                                 $ 963,076         $ 7,983,449
------------------------------------------------------------------------------


(a) During 2001, the Company established an extendable revolving line of credit under which it can borrow funds in either Canadian dollars, U.S. dollars or U.K. Pounds Sterling, provided the aggregate borrowings do not exceed Cdn. $40,000,000. Advances under the line of credit can be used for general corporate purposes (to a maximum of Cdn. $2,000,000) and for financing acquisitions which have been approved by the lenders. The Company used its borrowings under this facility to repay its U.S. dollar revolving credit facility (note 8(b)). Included in the Company's borrowings as at September 30, 2001, are foreign denominated loans of U.S. $1,914,250.
    As at September 30, 2001, the Company had not drawn upon that portion of the facility available for general corporate purposes.

    Each year, the Company can request to have the facility renewed for a subsequent one-year period subject to approval by the lenders. If not renewed, the revolving credit facility becomes a reducing three-year term loan. Interest rates on the facility are variable based on certain leverage ratios and, at September 30, 2001, the effective interest rate was 4.25%. The facility is secured by a general security agreement guarantee against the Company and all of its subsidiaries.

    Under the terms of the facility, the Company is required to maintain certain financial ratios. As at September 30, 2001 the Company was not in compliance with one of the debt covenants involving trailing 12 months earnings before taxes, interest, depreciation and amortization and the Company will continue to be in violation of this covenant in fiscal 2002. The lenders have waived the violation of this covenant as of September 30, 2001 and are in discussions with the Company regarding amendments to the covenant calculations going forward. Under the terms of the facility, if the covenants are not met, the lenders can demand repayment of the outstanding borrowings. Accordingly the entire amount of the loan is classified as a current liability based on the lenders ability to accelerate payment.

(b) In 2000, the Company established an $8,000,000 U.S. dollar revolving credit facility and repaid its existing term loan. The term of the facility was two years and could be converted on June 29, 2002, being the second anniversary date, into a three-year term loan. Interest rates on the facility were variable based on certain leverage ratios. At
    September 30, 2001, the interest rate was 9.5%. The facility was secured by a registered general security agreement guarantee. Under the terms of the debt facility, the Company was required to maintain certain financial ratios. The facility was repaid in 2001 using the Company's new revolving credit facility described in note 8(a).

(c) The non-interest bearing promissory note due on June 30, 2002 in respect of the Gilchrist acquisition (note 2(b)) (the "Gilchrist note") will be refinanced under the Company's revolving credit facility. However, due to a violation of one of the covenants under the facility, the Gilchrist note cannot be presented as long-term debt.

    Principal repayments are as follows:

    2002, including the amounts borrowed under the
      revolving credit facility and the Gilchrist note            $ 10,965,089
    2003                                                               187,034
    2004                                                               113,108
    2005                                                               138,152
    2006                                                               363,358
    Thereafter                                                         161,424
    --------------------------------------------------------------------------
                                                                  $ 11,928,165
    --------------------------------------------------------------------------


9. Share capital:

(a) Authorized:
      50,000,000 common shares without par value
        (2000 - 50,000,000; 1999 - 50,000,000)

    Issued:

            2001                       2000                       1999
------------------------------------------------------------------------------
    Number                     Number                     Number
 of shares        Amount    of shares        Amount    of shares        Amount
------------------------------------------------------------------------------

Balance, beginning of year
21,098,222   $54,597,762   18,349,005   $35,613,907   13,231,618   $10,634,371

Common shares issued for cash pursuant to:

  Public offering
         -            -     1,533,571    10,128,823            -             -

  Stock options exercised
   101,000       383,670      214,000       811,100      273,000       873,810

  Acquisitions (note 2)
    61,728       284,332      557,005     4,420,108      958,969     4,076,544

  Repurchase of shares pursuant to share issuer bid
  (535,000)   (1,390,680)           -             -            -             -

  Special warrants exercised
         -             -            -             -    3,300,000    17,111,620

  Warrants exercised
         -             -            -             -      135,378       487,362
------------------------------------------------------------------------------
20,725,950    53,875,084   20,653,581    50,973,938   17,898,965    33,183,707


Shares to be issued in respect of contingent consideration (note 2(f))
   466,769     1,008,221      444,641     3,623,824      450,040     2,430,200
------------------------------------------------------------------------------
Balance, end of year
21,192,719   $54,883,305   21,098,222   $54,597,762   18,349,005   $35,613,907
------------------------------------------------------------------------------


(b) Public offering:
    On June 5, 2000, the Company issued 1,533,571 common shares through a public share offering for gross proceeds of $7.00 per share and aggregate proceeds of $10,734,997. Net proceeds recorded as share capital were $10,128,823 after deducting issue costs of $1,195,965 and recording the related tax recovery of $589,791.


(c) Private placement transaction:
    On May 11, 1999, the Company issued 3,300,000 special warrants in a private placement for cash consideration of $5.50 per special warrant and aggregate proceeds of $18,150,000. Net proceeds recorded as share capital, after deducting issue costs of $1,957,269 and the related tax recovery of $918,889, were $17,111,620. On July 30, 1999, the Company filed a final prospectus with certain securities commissions in Canada to qualify 3,300,000 common shares which were issued on the exercise of the special warrants.


(d) Repurchase of shares:
    During 2001, pursuant to a normal course issuer bid, the Company repurchased and cancelled 535,000 common shares at an average price of $2.42 per common share for total consideration of $1,295,475. As a result of these repurchases, $95,205 was recorded as a gain on redemption of shares in retained earnings. Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float to July 26, 2002.


(e) Stock option plan:
    The Company has reserved 4,000,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. Options granted after November 1997 have vesting periods ranging from date of grant and up to five years. Options granted prior to November 1997 vested upon grant. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2001 and 2006.

    Details of the options are as follows:
                                                                      Weighted
                                                   Number     average exercise
                                               of options      price per share
    --------------------------------------------------------------------------
    Options outstanding, September 30, 1998     1,555,000               $ 3.60
    Options granted                             1,116,500                 4.86
    Options exercised                            (273,000)                3.20
    Options cancelled                            (322,000)                3.75
    --------------------------------------------------------------------------

    Options outstanding, September 30, 1999     2,076,500                 4.30
    Options granted                               774,000                 7.43
    Options exercised                            (214,000)                3.79
    Options cancelled                            (296,000)                4.72
    --------------------------------------------------------------------------

    Options outstanding, September 30, 2000     2,340,500                 5.33
    Options granted                               780,000                 5.30
    Options exercised                            (101,000)                3.80
    Options cancelled                            (340,000)                5.87
    --------------------------------------------------------------------------
    Options outstanding, September 30, 2001     2,679,500                 5.31
    --------------------------------------------------------------------------

    Options exercisable, September 30, 2001     1,491,510               $ 5.07
    --------------------------------------------------------------------------

    Options exercisable, September 30, 2000     1,137,673               $ 5.05
    --------------------------------------------------------------------------


    The range of exercise prices for options outstanding and options exercisable at September 30, 2001 are as follows:

                          Options outstanding             Options exercisable
                   -----------------------------------    --------------------
                                 Weighted      Weighted               Weighted
                                  average       average                average
    Range of                     exercise   contractual               exercise
    exercise price      Number      price          life     Number       price
    --------------------------------------------------------------------------

    $ 3.62 - 4.70    1,434,000     $ 3.67    2.63 years    856,668      $ 3.77
      6.20 - 8.15    1,245,500       7.20    3.49 years    634,842        6.83
    --------------------------------------------------------------------------


(f) Loss on redemption of shares:
    During 1999, the Company paid $65,965 to an employee upon the surrender and cancellation of 97,000 vested stock options. The cash payment represented the excess of the fair value of the options of $332,040 over the aggregate exercise price of $266,075 and has been charged to retained earnings as a loss on redemption of shares.


(g) Net earnings (loss) and cash flows from operations per share:
    Earnings (loss) and cash flow figures per share are based on the weighted average number of basic common shares outstanding during the year of 21,160,616 (2000 - 19,156,626; 1999 - 14,750,247) and fully diluted common shares outstanding of 21,160,616 (2000 - 19,156,626; 1999 - 14,750,247).

    Basic and fully diluted cash flows from operations per share have been calculated using the cash flows from operating activities, excluding net changes in non-cash working capital balances.


10. Income taxes:

Income tax expense (recovery) for the years ended September 30, 2001, 2000 and 1999 consists of:

                              Current               Future               Total
------------------------------------------------------------------------------
2001                      $ 1,927,172           $ (567,441)        $ 1,359,731
2000                        3,537,698             (285,344)          3,252,354
1999                        1,926,995               76,000           2,002,995


The income tax expense attributable to income from continuing operations differs from the amounts computed by applying the Canadian statutory rates of 42.5% (2000 - 44.1%; 1999 - 44.6%) pre-tax income as a result of the following.

                  2001                      2000                      1999
------------------------------------------------------------------------------
Income taxes at statutory rates
          $ 627,270   42.5%       $ 3,420,638   44.1%       $ 2,448,447   44.6%

Increase (decrease) in income taxes resulting from:
  Adjustment to future tax assets for substantively
  enacted changes in tax laws and rates
            100,000    6.8                  -      -                  -      -

  Expenses deducted in the accounts which have
  no corresponding deduction for income taxes
            665,323   45.1            168,476    2.1            215,548    3.9

  Lower basic tax rate on earnings
  of foreign subsidiaries
           (185,524) (12.6)          (111,815)  (1.4)                 -      -

  Utilization of previous years' losses
                  -      -                  -      -           (721,000) (13.1)

  Other     152,662   10.4           (224,945)  (2.9)            60,000    1.1
------------------------------------------------------------------------------
        $ 1,359,731   92.2%        $ 3,252,354   41.9%      $ 2,002,995   36.5%
------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2001 are presented below:


Future tax assets:
  Capital assets                                                     $ 333,006
  Share issuance costs                                                 530,891
  Non-capital losses expiring in 2008                                  712,000
  ----------------------------------------------------------------------------
  Total gross future tax assets                                      1,575,897

Future tax liabilities:
  Goodwill                                                              41,741
------------------------------------------------------------------------------

Total net future tax assets                                          1,534,156

Less current portion                                                   712,000
------------------------------------------------------------------------------
                                                                     $ 822,156
------------------------------------------------------------------------------


11. Unusual items:

During the year, the Company announced that it was terminating its discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that all costs in connection with the proposed acquisition and the related equity financing need to be expensed in full as of the date of abandonment. Costs include legal, accounting, consulting and other out-of-pocket expenses incurred in the negotiation and preparation of legal documents and preparation of long-form prospectus materials prepared in connection with the abandoned acquisition.


12. Commitments:

(a) The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:

    2002                                                           $ 4,029,233
    2003                                                             3,662,992
    2004                                                             3,424,226
    2005                                                             3,820,658
    2006                                                             3,706,608
    --------------------------------------------------------------------------
                                                                  $ 18,643,717
    --------------------------------------------------------------------------

(b) At September 30, 2001, the Company has letters of credit outstanding of $1,952,450 (U.S. $500,000 and british pounds 500,000) (2000 - nil).


13. Financial instruments:

(a) The carrying value and estimated fair values of the Company's financial instruments are as follows:

    (i) The carrying amounts of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and non-interest bearing promissory note approximate their fair values due to the short-term nature of these instruments.

    (ii) The fair values of the Company's capital leases and revolving credit facilities approximate their carrying values as they bear interest rates that approximate current market rates. The carrying values of the loans payable to landlords are not significantly different from their fair values.

    (iii) The fair value of foreign currency contracts are estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate agreements. As at September 30, 2001, the carrying amounts of the contracts were $(104,218)
          (2000 - $(119,254)) and their fair values were $(189,224)
          (2000 - $(143,015)).


(b) Risk management activities:

    (i)   Currency risk:
          During 2000, the Company entered into foreign currency contracts to manage certain of its exposures to foreign currency risk on its U.S. dollar receivables and future cash flows. The Company has provided as security all of Watt's assets to support these foreign currency contracts. As at September 30, 2001, the Company had outstanding foreign exchange contracts to sell U.S. $4,689,000 (2000 - U.S. $3,135,000) in exchange for Canadian dollars over a period of 12 months at a weighted average exchange rate of Cdn. $1.5407
          (2000 - $1.46).

          During 2001, the Company established a $40,000,000 revolving credit facility. The U.S. dollar borrowings under this facility serve as a hedge against the Company's investment in its U.S. operations, managing exposure to foreign currency risk.

          The Company's promissory note payable issued in connection with its acquisition of Gilchrist (note 2(b)) serves as a hedge against the Company's investment in its U.K. operations, managing exposure to foreign currency risk.

    (ii)  Credit risk:
          The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2001, the Company has one customer, which represents 18% of accounts receivable (2000 - no customers exceeded 10% of accounts receivable).

          The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.


14. Segmented information:

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a) The Company's external net revenue by geographic region based on the region in which the customer is located is as follows:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Net revenue:
      Canada                    $ 19,833,117     $ 21,980,668     $ 19,153,216
      United States               40,970,400       32,559,550       22,633,909
      United Kingdom and
        Continental Europe        19,988,864        4,066,017                -
    --------------------------------------------------------------------------
                                $ 80,792,381     $ 58,606,235     $ 41,787,125
    --------------------------------------------------------------------------


(b) The Company's identifiable assets for each geographic area in which it has operations are as follows:

                                                         2001             2000
    --------------------------------------------------------------------------
    Capital assets:
      Canada                                      $ 7,997,668      $ 7,597,499
      United States                                 1,316,098          805,482
      United Kingdom and
        Continental Europe                          2,219,970        2,045,644
    --------------------------------------------------------------------------
                                                 $ 11,533,736     $ 10,448,625
    --------------------------------------------------------------------------


                                                         2001             2000
    --------------------------------------------------------------------------
    Goodwill:
      Canada                                     $ 21,956,307     $ 22,438,433
      United States                                19,706,227       16,654,008
      United Kingdom and
        Continental Europe                          8,012,581        7,615,483
    --------------------------------------------------------------------------
                                                 $ 49,675,115     $ 46,707,924
    --------------------------------------------------------------------------


(c) The Company's external net revenue by type of service is as follows:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Net revenue:
      Marketing                 $ 24,374,986     $ 28,772,421     $ 30,317,254
      Design                      41,444,289       22,247,353        9,420,744
      Technology                  14,973,106        7,586,461        2,049,127
    --------------------------------------------------------------------------
                                $ 80,792,381     $ 58,606,235     $ 41,787,125
    --------------------------------------------------------------------------


(d) In 2001, the Company had one customer, which represented 13.6% of net revenue. In each of 2000 and 1999, the Company had different customers which represented 11.3% and 10.3% of net revenue, respectively.


15. Reconciliation to United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. Set out below are the material adjustments to net earnings for the years ended September 30, 2001, 2000 and 1999 required in order to conform to U.S. GAAP.

                                        2001             2000             1999
------------------------------------------------------------------------------
Net earnings (loss):
  Net earnings (loss) based
    on Canadian GAAP            $ (2,895,372)     $ 2,910,427      $ 2,876,763
  Adjustment to income tax
    provision (a)                          -                -         (721,000)
  Stock-based compensation
    expense (b)                     (886,000)               -         (226,965)
  Foreign currency contracts,
    net of income tax recovery
    of $35,703 (e)                   (49,303)               -                -
------------------------------------------------------------------------------
Net earnings (loss)
  based on U.S. GAAP            $ (3,830,675)      $ 2,910,427     $ 1,928,798
------------------------------------------------------------------------------


The following adjustments are required in order to conform shareholders' equity based on Canadian GAAP to shareholders' equity based on U.S. GAAP:

                                                         2001             2000
------------------------------------------------------------------------------
Shareholders' equity based on Canadian GAAP $ 61,319,385 $ 62,686,801 Foreign currency contracts, net of
  income tax recovery of $35,703 (e)                  (49,303)               -
------------------------------------------------------------------------------
Shareholders' equity based on U.S. GAAP          $ 61,270,082     $ 62,686,801
------------------------------------------------------------------------------


Summary of accounting policy differences:
The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a) Income taxes:
    Effective October 1, 2000, the Company adopted on a retroactive basis new Canadian accounting standards for income taxes, which now require income taxes to be accounted for using the asset and liability method, consistent with U.S. GAAP. Previously, under Canadian GAAP, the deferral method of providing for income taxes was used.

    Under Canadian accounting standards, the Company is not required to restate its comparative figures for prior years and, accordingly, there continue to be differences between Canadian and U.S. GAAP pertaining to income taxes for the year ended September 30, 2000 and 1999. There is no cumulative effect as of October 1, 2000 of this change in accounting policy and there should be no new differences between Canadian and U.S. GAAP with respect to income taxes for periods subsequent to October 1, 2000.

    The comparative disclosure required under U.S. GAAP for periods prior to October 1, 2000 are set out below.

    The Company's U.S. GAAP income tax expense consists of the following:

                                                         2001             1999
    --------------------------------------------------------------------------
    Earnings before income taxes
      based on U.S. GAAP                          $ 6,138,781      $ 4,641,793
    --------------------------------------------------------------------------
    Computed income tax expense at basic
      tax rate of 44.1% (1999 - 44.6%)            $ 2,707,200      $ 2,070,000
    Increase (decrease) in income taxes
      resulting from:
        Non-deductible goodwill amortization          689,500          265,000
        Non-deductible stock-based compensation             -          101,000
        Lower basic tax rate on earnings of
          foreign subsidiary                         (111,800)               -
        Other expenses deducted in the accounts
          which have no corresponding deduction
          for income taxes                            168,500          217,000
        Other                                        (225,000)          60,000
    --------------------------------------------------------------------------
                                                  $ 3,228,400      $ 2,713,000
    --------------------------------------------------------------------------


(b) Stock-based compensation expense:

    U.S. GAAP requires the Company to record compensation expense when modifications are made which extend the lives of options. During the year ended September 30, 2001, the Company extended the life of an individual's option award and has therefore recorded the intrinsic value of the option at the date of the extension as compensation expense.

    U.S. GAAP requires that the excess of the fair value of options repurchased by the Company in 1999 over their aggregate exercise price be recorded as compensation expense. Under Canadian GAAP, the excess of $65,965 is charged to retained earnings and, accordingly, there is no adjustment required to shareholders' equity under U.S. GAAP.

    In addition, during 1999, the Company granted stock options to non-employees as compensation for services rendered. U.S. GAAP requires that the Company measure compensation cost for these options based on their fair value at the grant date, whereas Canadian GAAP does not require the recognition of compensation expense for such options. The fair value of these options is estimated to be $161,000.


(c) Business combinations:

    U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations for the year ended September 30, 2000 giving effect to the acquisition of Gilchrist as if it had occurred as of October 1, 1999 which are as follows:

    --------------------------------------------------------------------------
    Net revenue                                                   $ 68,242,235
    Net earnings                                                     2,602,527
    Basic net earnings per share                                          0.14
    Diluted net earnings per share                                        0.13
    --------------------------------------------------------------------------

    U.S. GAAP requires the disclosure of the unaudited pro forma U.S. GAAP consolidated results of operations for the year ended September 30, 2000 giving effect to the acquisition of Sage as if it had occurred as of October 1, 1999 which are as follows:

    --------------------------------------------------------------------------
    Net revenue                                                   $ 63,102,395
    Net earnings                                                       950,950
    Basic net earnings per share                                          0.05
    Diluted net earnings per share                                        0.05
    --------------------------------------------------------------------------

    Earnings per common share amounts in accordance with U.S. GAAP are based on U.S. GAAP net earnings. The calculation of basic net earnings per share is the same under both Canadian and U.S. GAAP. However, for purposes of calculating diluted net earnings per share, the dilutive effects of outstanding options and warrants is computed by applying the treasury stock method under U.S. GAAP, which is not permitted under Canadian GAAP.

    Basic net earnings (loss) per share under U.S. GAAP for the year ended September 30, 2001 is $(0.18) (2000 - $0.15; 1999 - $0.13). Diluted net
    earnings (loss) per share under U.S. GAAP for the year ended September 30, 2001 is $(0.18) (2000 - $0.15; 1999 - $0.12).

    The diluted weighted average number of shares outstanding is calculated as follows:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Weighted average basic number
      of shares outstanding       21,160,616       19,156,626       14,750,247
    Dilutive effect of:
      Special warrants                     -                -          786,575
      Warrants                             -               75            8,885
      Options                        102,410          773,276          682,732
      Shares to be issued in
        respect of contingent
        consideration                466,769                -                -
    --------------------------------------------------------------------------
    Weighted average diluted number
      of shares outstanding       21,729,795       19,929,977       16,228,439
    --------------------------------------------------------------------------


(d) Stock-based compensation disclosures:

    The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company's circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in note 15(b).

    Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123 ("SFAS 123"), the Company's net earnings
    (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Net earnings (loss)
      in accordance with
      U.S. GAAP as reported     $ (3,830,675)     $ 2,910,427      $ 1,928,798
    Pro forma net
      earnings (loss)             (4,719,780)       1,853,385        1,335,046
    --------------------------------------------------------------------------
    Pro forma basic earnings
      (loss) per share               $ (0.22)          $ 0.10           $ 0.09
    Pro forma diluted earnings
      (loss) per share                 (0.22)            0.09             0.08
    --------------------------------------------------------------------------


    Pro forma net earnings (loss) reflect only those options granted during the five years ended September 30, 2001. Therefore, the full impact of calculating compensation costs for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the expected lives of the options and the compensation cost for options granted prior to October 1, 1995 is not considered. The notional compensation expense associated with the Company's options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

    The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2001 was $2.39 per share (2000 - $3.07; 1999 - $1.20).

    The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Risk-free interest rate             4.70%            4.70%            4.70%
    Dividend yield                         -                -                -
    Volatility factor of the future
      expected market price of the
      company's common shares             65%              60%              40%
    Weighted average expected
      life of the options         2.33 years       2.56 years       2.50 years
    --------------------------------------------------------------------------

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company's employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

    For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.


(e) Derivative financial instruments:

    The Company enters into forward contracts to manage its exposure to fluctuations in foreign exchange rates. Effective October 1, 2000, the Company adopted the provisions of FASB Statement No. 133, "Accounting For Derivatives and Hedging Activities." SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Hedge accounting is only applied to derivatives if the hedging relationship has been identified, and the Company has formally documented the designation of the hedging relationship and the method for assessing the effectiveness of the hedging relationship. Both at inception of the hedging relationship and throughout its term, the relationship must be effective in achieving offsetting changes in the cash flows of the hedged item.

    Under SFAS No. 133 for derivatives designated and effective as hedges of future cash flows, changes in the fair value of the derivative are recognized in other comprehensive income, with no impact on net earnings until the hedged item is recognized in earnings. To the extent the hedge is ineffective, or not designated or documented as a hedge, the change in fair value of the hedge would be recognized in earnings each period. During 2001, the Company had not designated and documented its foreign exchange contracts as a hedge of future cash flows and, therefore, must record the change in fair value as a charge against earnings.

    Under Canadian GAAP, no accounting recognition is given to the fair value of those forward contracts which are a hedge of future cash flows. As at September 30, 2001, the fair value of foreign exchange forward contracts, which were otherwise designated as a hedge of future cash flows for Canadian GAAP, totalled $(85,006). This amount represents an additional liability under U.S. GAAP, and this amount net of the related tax recovery is recorded as a charge to U.S. GAAP net earnings. On initial adoption of SFAS No. 133 on October 1, 2000, the fair value of such foreign exchange contracts totalled $(23,716).


(f) Comprehensive income:

    The Company's comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account in respect of foreign operations as follows:

                                        2001             2000             1999
    --------------------------------------------------------------------------
    Net earnings (loss) for
      the year in accordance
      with U.S. GAAP            $ (3,830,675)     $ 2,910,427      $ 1,928,798
    Decrease (increase) in
      cumulative translation
      adjustment account           1,147,208          180,516         (494,844)
    --------------------------------------------------------------------------
                                $ (2,683,467)     $ 3,090,943      $ 1,433,954
    --------------------------------------------------------------------------



(g) Reduction of capital:

    In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders' equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 2001 and 2000.


(h) Statements of cash flows:

    The Company has disclosed cash flows from operations per share, which is not permitted under U.S. GAAP.


(i) Other disclosures:

    U.S. GAAP and the United States Securities and Exchange Commission require the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

    (i) The allowance for doubtful accounts as at September 30, 2001 was $1,432,668 (2000 - $493,659).

    (ii) Rent expense under operating leases for the year ended September 30, 2001 amounted to $1,980,592 (2000 - $1,680,822).

    (iii) As at September 30, 2001, the Company had a $32,158,672 (2000 - $15,218,794) unused line of credit, of which $2,000,000 is available for general corporate purposes and the remainder for permitted acquisitions.

    (iv) U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2001 were $6,330,821 (2000 - $7,492,551). At
          September 30, 2001, accrued liabilities include $2,263,266 related to additional consideration for the acquisition of Hampel Stefanides (note 2(f)). At September 30, 2000, accrued liabilities include $2,100,651 related to additional consideration for the acquisition of Hampel Stefanides and $935,439 related to accrued acquisition expenses.

          At September 30, 2001, there were no other accrued liabilities that exceeded 5% of current liabilities.

    (v) The Company has disclosed both net earnings before goodwill amortization and net earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.


(j) Recent accounting pronouncements:

    (i) In July 2001, the CICA and FASB issued new similar standards for Business Combinations, Goodwill and Other Intangible Assets. These standards provide new guidance on the accounting for a business combination at the date a business combination is completed. Specifically, they require use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating use of the pooling-of-interests method. These standards also require that goodwill and certain other intangible assets will no longer be amortized and will be tested for impairment at least annually and written down only when impaired. These statements will apply to existing goodwill and intangible assets, and must be adopted by the Company no later than its fiscal year beginning October 1, 2002. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

    (ii) Effective October 1, 2001, the Company will adopt the new Canadian accounting standard for earnings per share. Under this new standard, in computing diluted earnings per share, the dilutive effect of outstanding options and warrants is computed by applying the treasury stock method, consistent with the method required under U.S. GAAP.

    (iii) In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated asset retirement costs. SFAS No. 143 is effective for the Company's fiscal year beginning October 1, 2002. The Company does not believe that the adoption of SFAS No. 143 will have a material impact on its consolidated financial statements.

    (iv) In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and related literature and establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. The Company is required to adopt SFAS No. 144 for its fiscal year beginning October 1, 2002. The Company does not believe that the adoption of SFAS No. 144 will have a material impact on its consolidated financial statements.

    (v) Effective October 1, 2002, the Company will adopt the new Canadian accounting standard for stock-based compensation and other stock-based payments. The new standards will require additional disclosures for options granted to employees and that a compensation cost be recorded for the fair value of options granted to non-employees. The new standards for non-employees will be similar in many respects to SFAS No. 123. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

    (vi) Effective October 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, Hedging Relationships, that establishes standards for the documentation and effectiveness of hedging relationships that are substantially similar to the corresponding requirements in SFAS No. 133. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

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